PLYMOUTH ROCK TECHNOLOGIES APPOINTS AIRCRAFT
AND SPACE VISIONARY TO BOARD OF DIRECTORS

Plymouth, Massachusetts - July 9, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, is pleased to report that it held its Annual and Special Meeting ("AGM") on July 8th, 2020. At the AGM, the following persons were re-elected to the board of directors: Dana Wheeler, Douglas Smith, Tim Crowhurst, Angelos Kostopoulos, and George Stubos. In addition, the Company is please to announce the election of Dr. Khalid M. Al-Ali to PRT's board of directors.

Dr. Khalid M. Al-Ali brings deep experience and expertise to his roles in various organizations, having spent much of his career in Silicon Valley. He is the Co-Founder and Executive Chairman of Senseta, a world leader in mission-critical big data fusion, AI and drone-powered deep technologies. He is the Co- Founder and Chairman of the Silicon Valley Space Business Roundtable (SVSBR). He was the Executive Director of the University of California Office for NASA Partnerships and the University Affiliated Research Center (UARC).

He was the Science Advisor for the Office of the Center Director at NASA Ames Research Center (ARC) and was the principal investigator, project lead, and program visionary at NASA ARC and NASA Jet Propulsion Laboratories (JPL), on key projects involving advanced aircraft and spacecraft technologies, intelligent avionics, novel power systems, planetary rovers and robots, spacecraft, and intelligent exploratory vehicles for Lunar, Martian, and Antarctic missions. He was the Director of Research at Carnegie Mellon University - Silicon Valley Campus and founded the Carnegie Mellon Innovations Lab (CMIL).

"Dr. Al-Ali's extensive relative technical experience and proven leadership will provide key strategic guidance and direction to the board and executive team of Plymouth Rock Technologies at this critical time in our company's growth cycle. He will provide valuable contacts for PRT in the Middle East and the US as we commercialize our technologies, " commented Dana Wheeler, CEO & President of Plymouth Rock Technologies.

Dr. Al-Ali was the advisor to the Board of Directors of Qatar Foundation and CEO of the Qatar Science and Technology Park Project (QSTP). He was a founding member of both Qatar's Information Technology and Communication Committee and the Steering Committee of the Information Technology and Communication Project. Dr. Al-Ali is the principal inventor of U.S. and worldwide-patented technologies, along with a multitude of disclosed inventions not yet patented. He holds a Ph.D. in Mechanical and Electrical Engineering from the University of California at Berkeley and dual B.S. degrees in Mechanical and Aerospace Engineering from the University of Colorado at Boulder.

In other AGM business, the shareholders approved the appointment of Manning Elliott LLP as the Company's auditor in place of MNP LLP, and the Chairman's equity compensation.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com
ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.